SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

 1. Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Announces the Filing of its Annual Report on Form 20-F with the United States Securities and Exchange Commission” dated on December 31, 2009.

Norair Ferreira do Carmo
TELESP, São Paulo - Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail:ri@telefonica.com.br
URL: www.telefonica.com.br

(Sao Paulo – Brazil; March 26, 2010) – The management of Telecomunicações de São Paulo S.A. - TELESP (NYSE: TSP; BOVESPA: TLPP) (“Telesp” or the “Company”) hereby announces that on March 26, 2010, Telesp filed its annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Annual Report”) with the Securities and Exchange Commission (the “SEC”). The 2009 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or the Company’s website at www.telefonica.com.br. In addition, shareholders may receive a hard copy of the Company’s complete financial statements free of charge by requesting a copy within a reasonable period of time from Mr. Norair Ferreira do Carmo in Telesp’s Investor Relations Office at +55 (11) 3549-7200.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	March 26, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director